SUITE 400, 205-9th AVE SE
CALGARY, ALBERTA CANADA T2G 0R3
TEL (403) 237-7763
FAX (403) 263-4086

CERTIFICATE OF AUTHOR

1, Ken Kuchling, P.Eng. do hereby certify that:

1.	I am study Project Manager of

Norwest Corporation Suite 400, 205 - 9th Ave. S.E. Calgary, AB CANADA T2G 0R3

2.	I graduated with a degree in Mining Engineering from McGill University in 1980. In addition, I have obtained an M.Eng. degree in Mining Engineering from the University of British Columbia in 1984.

3.	I am a registered Professional Engineer with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

4.	I have worked as a mining engineer for a total of 20 years since my graduation from university.

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.
1 am responsible for the preparation of the economic assessment report entitled Preliminary Economic Study - Rock Creek Project and dated August 13, 2003, as amended September 22, 2003 (the "Economic Assessment Report") relating to the Rock Creek property. I visited the Rock Creek property on April 22, 2003 for two days.

7.	I have not had prior involvement with the property that is the subject of the Economic Assessment Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Economic Assessment Report that is not reflected in the Economic Assessment Report, the omission to disclose which makes the Economic Assessment Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10 .	I have read National Instrument 43-101 and Form 43-101F1, and the Economic Assessment Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Economic Assessment Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Economic Assessment Report.

Dated this 22nd day of September 2003.

"Ken Kuchling" Ken Kuchling, P.Eng.

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